UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-38851

X3 HOLDINGS CO., LTD.

(Translation of Registrant’s name into English)

Suite 412, Tower A, Tai Seng Exchange

One Tai Seng Avenue

Singapore 536464

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Entry into a Definitive Securities Purchase Agreement

X3 Holdings Co., Ltd. (the “Company”) today announced that it entered into a definitive securities purchase agreement (the “Purchase Agreement”) dated as of January 30, 2026, with Hudson Global Ventures, LLC, a Nevada limited liability company (the “Investor”). Pursuant to the Purchase Agreement, the Company offering, from time to time over the period of 24 months from the date of the execution of the Purchase Agreement (the “Commitment Period”) as provided herein, to sell up to $50,000,000 of newly issued Class A ordinary shares, over the Commitment Period in accordance with the Purchase Agreement, and an aggregate of 1,023,337 of our ordinary shares issue to the Investor as consideration for its commitment to enter into the Purchase Agreement, with a par value of US$ 0.00003 per share (the “Ordinary Shares”). Each sale the Company request under the Purchase Agreement (an “Put Notice”) may be for a number of Ordinary Shares (i) in a minimum amount not less than $25,000.00 (calculated using the Initial Purchase Price (as defined below)) and (ii) in a maximum amount up to the lesser of (a) $2,500,000.00 (calculated using the Initial Purchase Price (as defined below)) or (b) 200% of the Average Daily Trading Value (as defined below). “Initial Purchase Price” is defined in the Purchase Agreement to mean, 93% of the average of the three (3) lowest traded prices of our Ordinary Shares on the Nasdaq Capital Market during the seven (7) trading days immediately preceding the respective Put Date (as defined below). “Average Daily Trading Value” shall mean the average trading volume of our Ordinary Shares on the Nasdaq Capital Market during the three (3) trading days immediately preceding the respective Put Date (as defined below) multiplied by the lowest closing price of our Ordinary Shares on the Nasdaq Capital Market during the three (3) trading days immediately preceding the respective Put Date (as defined below). “Put Date” is defined in the Purchase Agreement to mean any trading day during the Commitment Period that a Put Notice is deemed delivered pursuant to the Purchase Agreement. The Offering is expected to be effectuated on February 2, 2026. The Company will receive gross proceeds of $50.0 million in connection with the Offering before deducting the related offering expenses.

The Ordinary Shares to be issued in the offering were issued pursuant to a prospectus supplement dated as of February 2, 2026, which was filed with the Securities and Exchange Commission, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-279954), which became effective on March 21, 2025.

The Purchase Agreement contained customary representations, warranties and agreements of the Company and the Investor, as well as customary indemnification rights and obligations of the parties. The Investor further agree, among other things, to certain adjustment mechanism with regards to the threshold of beneficial ownership regarding the Offering as stipulated in the Purchase Agreement.

The Purchase Agreement is filed as Exhibit 99.1 herein, to this Current Report on Form 6-K. The foregoing is only a brief description of the material terms of the Purchase Agreement and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits. This content does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Securities Purchase Agreement dated as of January 30, 2026

Safe Harbor Statement

This announcement may contain forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. X3 Holdings Co., Ltd. (“X3 Holdings”) may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about X3 Holdings’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; our expectations regarding demand for and market acceptance of our services; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our other documents filed with the SEC. All information provided in this announcement and in the attachments is as of the date of this announcement, and X3 Holdings does not undertake any obligation to update any forward-looking statement, except as required under the applicable law.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 4, 2026

X3 HOLDINGS CO., LTD.

By:	/s/ Stewart Lor
Stewart Lor
Co-Chief Executive Officer

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